STARFIELD RESOURCES INC. (Tier 1)		February 3, 2004
PRESS RELEASE
Corporate Office:		#SRU-2-04
Suite 420-625 Howe Street
Vancouver, BC CANADA		SRU – TSX.V
V6C 2T6		SRFDF – OTC BB
Tel: (604) 608-0400	Fax (604) 608-0344
Toll Free: (877) 233-2244	Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 4

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

2003 DRILLING RESULTS

MASSIVE SULPHIDE ZONE
 INTERCEPT OF 20.95 METERS
GRADING 1.53% COPPER, 0.97% NICKEL, 0.09% COBALT,
2.49 G/T PALLADIUM AND 0.24 G/T PLATINUM

LOW SULPHIDE ZONE
INTERCEPT OF 0.95 METERS GRADING
17.01 G/T PLATINUM AND 10.82 G/T PALLADIUM
WITHIN A BROAD ZONE OF 15.5 METERS GRADING
3.10 G/T PLATINUM AND 3.82 G/T PALLADIUM

A 9 hole, 2,721 meter NQ diamond drilling program was conducted during November and December, 2003, at the Company’s 100% owned Ferguson Lake, Nunavut, Canada, Nickel, Copper, Cobalt, Platinum and Palladium project. Eight holes were drilled under the eastern portion of the West Zone’s surface exposure of the main PGE-bearing massive sulphide horizon and one hole (FL03-160) was drilled on Ferguson Lake some 400 meters east of the lake’s west shore. The program defined untested portions of a strong UTEM conductor coincident with known West Zone massive sulphide horizons and further investigated PGE (platinum group element) low-sulphide horizons in the gabbroic footwall below the main massive sulphide horizons. Drilling in 2002 identified low-sulphide PGE mineralization in a number of holes between sections 42+68W and 48+20W and the recent program was designed to expand these earlier results.

The Company is pleased that the 2003 drilling program extended the zones of PGE low-sulphide mineralization for over an apparent strike length of more than one kilometer between sections 35+97W and 48+20W (as evidenced by the results of eight of the recent holes plus fifteen holes completed in 2002). The lateral and down-dip continuity of the higher grade PGE low-sulphide zones requires further definition. Encouraging results were also obtained from drilling off a portion of a previously untested UTEM conductor which yielded significant thicknesses of massive sulphides containing enhanced nickel grades. These results may allow for expansion and possible upgrading of Indicated Mineral Resources as reported for this part of West Zone in mid-2003.

Highlights of analytical results tabled below include 1) results for Cu+Ni+Co+Pd+Pt-bearing main massive sulphide horizon(s); 2) footwall PGE (Pt+Pd)-bearing low sulphide zones; and 3) additional mineralization hosted by gabbro footwall rocks termed “PGE-bearing massive sulphide (footwall)” which are intervals possibly reflecting the “weak” UTEM conductor interpreted to underlie the strong main massive sulphide UTEM conductor. See Appendix I for complete analytical results.

All reported assay intervals for the main massive sulphide horizon(s) are considered to be virtually the same as true widths. PGE-bearing low sulphide zones and additional PGE-bearing massive sulphide (footwall) zones are interpreted to be sub-parallel to the main massive sulphide horizon(s) and, as such, core lengths may approximate true widths. A drill plan map showing the location of 2003 drill holes can be viewed on the Company website or SEDAR.

HIGHLIGHTS – MAIN MASSIVE SULPHIDE LENS(ES)
Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*

03-153	-60	43+50W/1+40N	72.87-76.08	3.21 (10.53)	0.772	1.033	0.131	2.15	0.25	2.40
03-154	-60	43+20W/1+80N	101.33-105.54	4.21 (13.81)	1.748	0.691	0.163	1.53	0.24	1.77
		Includes	101.33-104.48	3.15 (10.34)	2.107	0.828	0.197	1.87	0.27	2.14
03-155	-62	41+45W/1+52N	67.45-70.35	2.90 (9.52)	0.960	0.677	0.074	1.67	0.31	1.98
		Includes	67.88-70.00	2.12 (6.96)	0.881	0.850	0.093	1.97	0.40	2.37
			74.35-78.16	3.81 (12.50)	1.159	0.836	0.092	2.41	0.54	2.95
			97.36-101.96	4.60 (15.09)	0.477	0.896	0.119	2.31	0.27	2.58
			137.33-146.12	8.79 (28.84)	0.645	0.887	0.106	2.10	0.17	2.27
		Includes	137.33-141.55	4.22 (13.85)	0.707	1.072	0.126	2.47	0.13	2.60
03-157	-50	45+80W/1+95N	153.70-156.17	2.47 (8.10)	1.980	0.717	0.100	1.24	0.05	1.29
			158.05-161.78	3.73 (12.24)	1.915	0.960	0.145	1.77	0.20	1.97
03-158	-60	42+05W/1+60N	141.32-151.85	10.53 (34.56)	0.533	1.043	0.110	2.97	0.23	3.20
		Includes	146.60-151.85	5.25 (17.22)	0.787	1.331	0.138	3.72	0.36	4.08
03-159	-56	40+85W/1+40N	51.56-55.51	3.95 (12.96)	1.070	1.192	0.138	2.27	0.39	2.66
			65.17-67.25	2.08 (6.82)	0.872	0.487	0.068	1.36	0.29	1.65
			73.03-93.98	20.95 (68.73)	1.531	0.969	0.099	2.25	0.23	2.48
03-160	-56	35+97W/1+83N	72.00-75.69	3.69 (12.11)	1.630	0.489	0.074	0.89	0.20	1.09
			88.45-99.70	11.25 (36.91)	0.768	0.966	0.118	1.54	0.41	1.95
		Includes	88.45-96.33	7.88 (25.85)	0.648	1.267	0.154	1.92	0.39	2.31
03-161	-60	43+50W/0+90N	116.11-120.03	3.92 (12.86)	0.848	1.173	0.143	3.62	1.09	4.71
		Includes	117.11-118.11	1.00 (3.28)	0.745	1.157	0.141	3.61	3.46	7.07

*2PGE=Pt+Pd

HIGHLIGHTS – LOW SULPHIDE PGE - FOOTWALL
Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*

03-153	-60	43+50W/1+40N	87.40-88.05	0.65 (2.13)	0.031	0.042	0.010	6.37	1.66	8.03
03-154	-60	43+20W/1+80N	183.60-185.00	1.40 (4.59)	0.009	0.012	0.002	1.61	2.25	3.86
			314.00-314.55	0.55 (1.80)	0.034	0.142	0.026	2.86	1.02	3.88
			322.35-322.90	0.55 (1.80)	0.123	0.370	0.033	5.75	0.33	6.08
03-155	-62	41+45W/1+52N	163.00-164.00	1.00 (3.28)	0.015	0.017	0.002	1.14	1.15	2.29
			191.36-192.40	1.04 (3.41)	0.038	0.065	0.010	4.88	2.08	6.96
03-156	-50	44+10W/1+33N	168.90-169.37	0.47 (1.54)	0.090	0.134	0.024	2.25	1.16	3.41
03-157	-50	45+80W/1+95N	214.00-229.50	15.50 (50.85)	0.024	0.055	0.020	3.82	3.10	6.92
		Includes	215.66-225.20	9.54 (31.30)	0.034	0.078	0.012	5.71	4.70	10.41
		and	221.90-225.20	3.30 (10.83)	0.084	0.200	0.031	12.16	8.10	20.26
		and	215.66-217.00	1.34 (4.40)	0.006	0.008	0.001	0.35	6.53	6.88
		and	222.47-223.35	0.88 (2.89)	0.144	0.434	0.067	23.85	7.21	31.06
		and	224.25-225.20	0.95 (3.12)	0.096	0.146	0.022	10.82	17.01	27.83
03-158	-60	42+05W/1+60N	194.70-195.15	0.45 (1.48)	0.172	0.111	0.019	5.35	2.55	7.90
			238.63-241.00	2.37 (7.78)	0.032	0.048	0.007	6.11	0.45	6.56
			296.00-297.50	1.50 (4.92)	0.007	0.020	0.003	4.88	0.59	5.47
03-159	-56	40+85W/1+40N	162.51-164.51	2.00 (6.56)	0.032	0.630	0.006	2.06	1.62	3.68
			229.50-232.50	3.00 (9.84)	0.007	0.012	0.002	2.63	0.48	3.11
03-160	-56	35+97W/1+83N	151.71-155.00	3.29 (10.79)	0.092	0.059	0.010	5.14	0.50	5.64
		Includes	151.71-152.71	1.00 (3.28)	0.117	0.070	0.016	8.87	1.32	10.19

*2PGE=Pt+Pd

HIGHLIGHTS – PGE-ENRICHED MASSIVE SULPHIDES - FOOTWALL
Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*

03-153	-60	43+50W/1+40N	111.65-112.48	0.83 (2.72)	0.201	1.321	0.115	11.79	0.97	12.76
			180.25-180.80	0.55 (1.81)	1.551	0.614	0.210	6.46	0.27	6.73
			184.64-185.87	1.23 (4.04)	0.667	0.598	0.058	3.12	0.64	3.76
03-155	-62	41+45W/1+52N	128.88-129.18	0.30 (0.98)	0.289	0.689	0.073	9.84	0.27	10.11
03-156	-50	44+10W/1+33N	184.12-185.00	0.88 (2.89)	0.294	0.730	0.088	2.17	0.93	3.10
03-157	-50	45+80W/1+95N	240.73-241.62	0.89 (2.92)	0.800	1.054	0.146	6.03	1.72	7.75
03-159	-56	40+85W/1+40N	124.49-125.12	0.83 (2.72)	0.277	1.374	0.165	2.65	0.27	2.92
03-161	-60	43+50W/0+90N	134.78-137.00	2.22 (7.28)	0.478	1.126	0.141	3.29	0.36	3.65

*2PGE=Pt+Pd

Analytical Procedures

     Starfield Resources Inc.’s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo., Brian Game, P.Geo., and Wesley Raven, P.Geo., all considered Qualified Persons under National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 64,000 meters of core from 161 holes are stored for future reference in their respective core boxes. The one-half bagged and sample numbered sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

     Samples are prepared at ACME Analytical Laboratory or ALS Chemex Laboratory in Vancouver. Both laboratories are ISO accredited and participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Each issue signed Certificates of Analysis and Assay Reports.

     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES or ICP-AES depending upon the laboratory. The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-AES or ICP-ES depending upon the laboratory. Check analyses between the two labs is conducted.

     Low-sulphide samples are generally first analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd. This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for IAT fire assay determination for Pt and Pd. All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations. Selected samples are sent for check analyses at ALS Chemex. At both laboratories quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.